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                                                                      EXHIBIT 20

[CROSSROADS LOGO]

                     For more information on Crossroads Systems, please contact:
                                                                 Reagan Y. Sakai
                                                        Crossroads Systems, Inc.
                                                                    512.928.6897
                                                             info@crossroads.com

                               CROSSROADS SYSTEMS
                         ADOPTS STOCKHOLDER RIGHTS PLAN

AUSTIN, Texas - August 21, 2002 - Crossroads Systems, Inc. (Nasdaq: CRDS), a global provider of connectivity for storage networking solutions, today announced that its board of directors adopted a Stockholder Rights Plan in which preferred stock purchase rights will be distributed as a dividend at the rate of one Right for each share of common stock of the Company held by stockholders of record as of the close of business on September 3, 2002. The Rights Plan is designed to deter coercive takeover tactics including the accumulation of shares in the open market or through private transactions and to prevent an acquiror from gaining control of the Company without offering a fair price to all of the Company's stockholders. The Rights will expire on September 3, 2012.

Each Right will entitle stockholders to buy one unit of a share of preferred stock for $12.00. The Rights generally will be exercisable only if a person or group acquires beneficial ownership of 15% or more of the Company's common stock or commences a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of the Company's common stock.

If any person becomes the beneficial owner of 15% or more of the Company's common stock, other than pursuant to a tender or exchange offer for all the outstanding shares of the Company approved by the Company's board of directors, then each Right not owned by a 15%-or-more stockholder or related parties will entitle its holder to purchase, at the Right's then current exercise price, shares of the Company's common stock (or, in certain circumstances as determined by the board, cash, other property, or other securities) having a value of twice the Right's then current exercise price. In addition, after any person has become a 15%-or-more stockholder, if the Company is involved in a merger or other business combination transaction with another person in which the Company does not survive or in which its common stock is changed or exchanged, or sells 50% or more of its assets or earning power to another person, each Right will entitle each holder, other than any person who has become a 15%-or-more stockholder, to purchase, at the Right's then current exercise price, shares of common stock of such other person having a value of twice the Right's then current exercise price.

The Company will generally be entitled to redeem the Rights at $0.01 per Right at any time until 10 days (subject to extension) after a public announcement that a 15% position in the Company's common stock has been acquired.


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The Rights are intended to enable all stockholders to realize the long-term value of their investment in the Company. The Rights will not prevent a takeover attempt, but should encourage anyone seeking to acquire the Company to negotiate with the board prior to attempting to takeover.

Details of the Stockholder Rights Plan are outlined in a letter that will be mailed to all stockholders, and a copy of the Stockholder Rights Plan will be filed with the Securities and Exchange Commission (www.sec.gov) as an exhibit to a Current Report on Form 8-K. A copy of the Stockholder Rights Plan also is available upon written request to the Company: Crossroads Systems, Inc., 8300 N. MoPac Expressway, Austin, Texas, 78759, attn: Investor Relations.

ABOUT CROSSROADS SYSTEMS, INC.

With headquarters in Austin, Texas, Crossroads Systems (Nasdaq:CRDS) is a leading global provider for storage networking solutions. Crossroads' products are in solutions from leading companies such as Fujitsu-Siemens, Hewlett-Packard (which includes Compaq) and StorageTek, and are distributed through partners such as ARROW, Datalink and Tidal Wire. Crossroads is a voting member of the Storage Networking Industry Association (SNIA). For more information about Crossroads Systems, please visit www.crossroads.com or call 800/643-7148.